
15005678

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


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APR 2 3 2015
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FORM 1-A/A

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

Lemont Inc

(Exact name of issuer as specified in its charter)

New York

(State or other jurisdiction of incorporation or organization)

Address: **61-12 228th Street, 1st Fl, Bayside, NY11364** Tel: 646-508-6285

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Name: Wanjun Xie Address: **61-12 228th Street, 1st Fl, Bayside, NY11364** Tel: 646-508-6285

(Name, address, including zip code, and telephone number, including area code, of agent for service)

6200

(Primary standard Industrial Classification Code Number)

47-1601344

(I.R.S. Employer Identification Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it.

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

(Amended Contents)

(All amended contents are marked, including the amended contents in the front page.)

PART I. NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

Name: Wanjun Xie
Business address: **61-12 228th Street, 1st Fl, Bayside, NY11364**
Residential address: 61-12 228th Street, 1st Fl, Bayside, NY11364

Name: Liuyan Li
Business address: **61-12 228th Street, 1st Fl, Bayside, NY11364**
Residential address: 61-12 228th Street, 1st Fl, Bayside, NY11364

(b) the issuer's officers;

Name: Wanjun Xie
Business address: **61-12 228th Street, 1st Fl, Bayside, NY11364**
Residential address: 61-12 228th Street, 1st Fl, Bayside, NY11364

(c) the issuer's general partners;

The Corporation don't have any general partners.

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

Lansdale Inc own **100%** shares of the Corporation directly.

Name: Lansdale Inc
Business address: 135-50 Roosevelt Ave., **203**, Flushing, NY11354

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Wanjun Xie own indirectly **40%** shares of the Corporation by Lansdale Inc.
Liuyan Li own indirectly **60%** shares of the Corporation by Lansdale Inc.

Name: Wanjun Xie
Business address: **61-12 228th Street, 1st Fl, Bayside, NY11364**
Residential address: 61-12 228th Street, 1st Fl, Bayside, NY11364

Name: Liuyan Li
Business address: **61-12 228th Street, 1st Fl, Bayside, NY11364**
Residential address: 61-12 228th Street, 1st Fl, Bayside, NY11364

(f) promoters of the issuer;

Name: Wanjun Xie
Business address: **61-12 228th Street, 1st Fl, Bayside, NY11364**
Residential address: 61-12 228th Street, 1st Fl, Bayside, NY11364

(g) affiliates of the issuer;

Name: Lansdale Inc
Business address: 135-50 Roosevelt Ave., **203**, Flushing, NY11354

(h) counsel to the issuer with respect to the proposed offering;

The Corporation don't have any counsels to the issuer with respect to the proposed offering

(i) each underwriter with respect to the proposed offering;

Lansdale Inc is the only underwriter with respect to the proposed offering.

Name: Lansdale Inc
Business address: 135-50 Roosevelt Ave., 203, Flushing, NY11354

(j) the underwriter's directors;

Wanjun Xie and Liuyan Li are directors of the underwriter's directors.

Name: Wanjun Xie
Business address: 61-12 228th Street, 1st Fl, Bayside, NY11364
Residential address: 61-12 228th Street, 1st Fl, Bayside, NY11364

Name: Liuyan Li
Business address: 61-12 228th Street, 1st Fl, Bayside, NY11364
Residential address: 61-12 228th Street, 1st Fl, Bayside, NY11364

(k) the underwriter's officers;

Wanjun Xie is the only underwriter's officers.

Name: Wanjun Xie
Business address: 61-12 228th Street, 1st Fl, Bayside, NY11364
Residential address: 61-12 228th Street, 1st Fl, Bayside, NY11364

(l) the underwriter's general partners; and

The underwriter don't have any partners.

(m) counsel to the underwriter.

The underwriter don't have any counsel.

ITEM 2. Application of Rule 262

There aren't any persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

There aren't any part of the proposed offering involves the resale of securities by affiliates of the Corporation.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) New York State is the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

(b) New York State is the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen.

State the method by which such securities are to be offered: **About 90% securities will be sold to the special corporations and individuals, about 10% securities will be offering in OTC Link ATS, and/or other quotation medium, and/or be selling to groups and individuals.**

ITEM 5. Unregistered Securities Issued or Sold Within One Year

On Sep 20, 2014, the Corporation issued 200 common shares with no par value to Lansdale Inc, and then the Lansdale Inc owned 100% shares of the Corporation.

The 200 common shares with no par value were registered by the Certificate of Incorporation in New York State, and it was exempted to register in US Securities & Exchange Commission.

ITEM 6. Other Present or Proposed Offerings

We propose offering 380,000,000 Class A common shares on this Form 1-A, including: 40,000,000 Class A common shares will be offering in OTC Link ATS, and/or other quotation medium, and/or be selling to groups and individuals, and 340,000,000 Class A common shares of Lemont Inc are sold to special corporation and individual.

The price per share of the Class A common shares, which will be offering in OTC Link ATS, and/or other quotation medium, and/or be selling to groups and individuals, will be variation.

The price per share of the Class A common shares, which will be sold to special

corporation and individual, will be fixed, the price will be $0.0001.

Lansdale Inc and Jie Du are among the special corporations and individuals.

We don't list any shocks of the Corporation in any Exchanges before the registering statement will be effective.

ITEM 7. Marketing Arrangements

320,000,000 Class A common shares of Lemont Inc will be sold to Lansdale Inc, and 20,000,000 Class A common shares will be sold to Mr. Jie Du. The price is $0.0001. These securities will be effective after the registered statement will be effective. The most amount of the purchasing will be paid by all properties which Lansdale Inc own in the Corporation, all lack amount of the purchasing will pay cash by Lansdale Inc.

40,000,000 Class A common shares of Lemont Inc will be offering in OTC Link ATS, and/or other quotation medium, and/or be selling to groups and individuals.

Now, Mr. Wanjun Xie is the president of the Corporation, Ms. Liuyan Li is director of the Corporation, at same time, Mr. Wanjun Xie is the president of Lansdale Inc, Ms. Liuyan Li is director of Lansdale Inc. Now, Mr. Jie Du is the president assistant of the Corporation and Lansdale Inc.

After all securities will be issued in the offering covered by this Form 1-A, Lansdale Inc will own **84%** shares of the Corporation, at same time, Mr. Wanjun Xie is the president of the Lansdale Inc, so Lansdale Inc can stabilize the market for any of the securities to be offered;

Lansdale Inc is the only underwriter responsible for the distribution of its participation, but there isn't any arrangement for withholding commissions.

There aren't any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

The Corporation don't have any experts to prepare the offering statement, or to assist to issue the securities which are covered by this 1-A form, so there aren't any experts named had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document

The Corporation don't use of a solicitation for issuing the securities which are covered by this 1-A form, so there isn't a publication authorized by Rule 254 was used prior to the filing of this notification.

PART II. OFFERING CIRCULAR

COVERPAGE

Lemont Inc

(Exact name of Company as set forth in Charter)

Type of securities offered: Class A common shares

Maximum number of securities offered: 380,000,000 shares
Minimum number of securities offered: 360,000, 000 shares

Price per security: **the price per security which will be sold to some special groups or individuals will be $0.0001; the price per security, which will be offering in OTC Link ATS, and/or other quotation medium, and/or be selling to groups and individuals, will be variation.**

Total proceeds:

If maximum sold: **$199,206**
If minimum sold: $35,206

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No

Is there other compensation to selling agent(s)? [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? [ ] Yes [X] No

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X] No

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [X] No

Is transfer of the securities restricted? [ ] Yes [X] No

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFEREDUNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State State: New York
File No.: 141010000
Effective Date: 10/20/2014

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of **51 pages**.

THE COMPANY

1. Exact corporate name: Lemont Inc

State and date of incorporation: State: New York Date: 08/15/2014

Street address of principal office: **61-12 228th Street, 1st Fl, Bayside, NY11364**

Company Telephone Number: (646)508-6285

Fiscal year: 09/30 (mm/dd)

Person(s) to contact at Company with respect to offering: Wanjun Xie

Telephone Number (if different from above): (646)508-6285

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative.

(1). The Corporation has all substantial risks which have in the foreign exchange markets, the gold markets & the silver markets. If the prediction markets of the Corporation will be wrong, the part or whole fund in trading account will be lost. The Corporation will use leverage to trade foreign exchange, and it is a risks factors.

If the situations will be serious, loses will exceed all fund in the trading account. If the Corporation will lose seriously, the investors who will buy the securities of the Corporation will lose their money.

(2). Our lack of an operating history: the Corporation lacks an operating history, so the investors can't know the ability for running the business by the operating historical data. If the Corporation will lose continually, the investors who will buy the securities of the Corporation will lose their money.

(3). Our lack of an operating history: the managements of the Corporation lack the management's experience in running a public corporation, so the managements of the Corporation maybe make many mistakes while they will be running the Corporation. They maybe charged or penalized by government agencies or SEC for their mistakes, they maybe waste too much time to finish any registering procedures, even make the Corporation will stopped to run its businesses temporary, then the Corporation will lose money.

(4). Our lack of profitable operations in recent periods: the Corporation started to run its business since October 6, 2014, and started to test trading foreign exchange since November 17, 2014. The Corporation didn't have last fiscal year. The Corporation has part period operation in the fourth quarter 2014, so the Corporation lacks its profitable operation in recent periods. The Corporation lacks the profitable operating history, so the investors can't know the profitable ability of the Corporation by the profitable operating historical data. If the Corporation will lose continually, the investors who will buy the securities of the Corporation will lose their money.

(5). Our financial position: as of December 31, 2014, the total assets of the Corporation were $18,361, the cash and cash equivalents of the Corporation were $18,361, so the Corporation lacks capital for running its business. If the Corporation will lose continually, it will lose the ability for running its business; the investors who will buy the securities of the Corporation will lose their money, even they can't resale the securities of the Corporation. As of December 31, 2014, the Corporation didn't have any liabilities.

(6). Our lack of sources of additional funding: the Corporation lacks the sources of additional funding. If the Corporation will lose continually, it will lose the ability for running its business; the investors who will buy the securities of the Corporation will lose their money, even they can't resale the securities of the Corporation.

(7). The management beneficially owns a significant portion of the Corporation's securities, it is a risk factor that the management has ability to exercise significant control over the Corporation.

(8). The Corporation dependence on Lansdale Inc, and the risk that this presents.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a). Now, the Corporation are trading trade the foreign currency exchange.

In the future, the Corporation will trade foreign currency exchange, London gold and spot silver.

(b) Now, the Corporation opens the trading accounts in some foreign exchange brokerage companies, and trade foreign exchange by its trading account, to invest in foreign exchange or currency markets.

In the future, the Corporation will continual to trade foreign exchange by its trading account, to invest in foreign exchange or currency markets, at same time, the Corporation will open the trading accounts in some gold and silver brokerage companies, hold and trade London gold and spot silver by its trading account, to invest in London gold and spot silver markets.

The specific types of investment vehicles we will use to hold positions in foreign currencies, gold and silver: The Corporation is or will be trading foreign currencies, gold and silver by the electronic trading platforms; the Corporation is or will be trading the spot foreign currencies, the spot gold and the spot silver.

The Corporation started to run its business since October 6, 2014, and started to test trading foreign exchange since November 17, 2014.

The Corporation haven't any plans to offer a new products. The Corporation isn't or isn't expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items. The Corporation don't have any major existing supply contracts.

(c). Describe the industry in which the Corporation is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

The Corporation is and will trading foreign currency exchange, London gold and spot silver.

Describe the industry in which we are participating:

Foreign exchange market is a financial market to trade currency. The foreign exchange can trade the spot foreign exchange or the futures foreign exchange. The foreign exchange market can run 24 hours in weekday, except weekend days and holidays. The foreign exchange market can decide the exchange rate between different currencies. Many factors can affect the exchange rate. Foreign exchange market is most close to the perfect competition between different countries.

Gold and silver are international currency. Gold and silver market is a international market. The gold and silver can trade the spot gold and silver or the futures gold and silver. Many factors can affect the price of the gold and silver. Gold and silver market is most close to the perfect competition in international market.

The trends within industry which we are participating:

The supply-demand relationships, the political factors and the markets will affect the currency rate between different currencies in foreign exchange market. The supply-demand relationships, the political factors and the markets will affect the price of the gold and silver in gold and silver market. In recent, the trends within the industry: US Dollar was appreciating, and other currencies were depreciating. The price of Gold was going down, and the price of silver was going down.

Set forth the timing and size of results of our efforts which will be necessary in order for you to be profitable:

In order for the Corporation to be profitable, we will study the supply-demand relationships, the political factors and the markets of the concerned countries and internationals in every day. We will do our best to know the political and economic situations and policies of the concerned countries and internationals, it will be good to get opportunities for investing in foreign exchange, gold and silver market.

(d). The corporation's investment strategy for the foreign exchange, London gold and spot silver investment is short term hold and trade, and tries to reduce any investment and trading risk.

The Corporation plan that more than 90% of the company's assets will be invested in the trading the foreign currency exchange, London gold and spot silver.

Now, the Corporation is using its 100% working capital to trading foreign exchange.

In the future, the Corporation plan to use 70% working capital for trading foreign exchange, and use 15% working capital for trading London gold, and use 15% working capital for trading spot silver.

The Corporation open account in some brokerages companies to trade the foreign currency exchange, London gold and spot silver.

The market studies for trading the foreign currency exchange, London gold and spot silver will be managed by the president of the Corporation.

The Corporation doesn't have any major existing sales contracts.

(e). State the backlog of written orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of 12/31/2014, $0
As of 12/31/2013, It isn't applicable.

(f). The number of the Corporation's present employee is 1; the number of employees it anticipates it will have within the next 12 months is 1; the employee isn't separated by the type of employee; any employees aren't subject to collective bargaining agreement; the Corporation's employees aren't on strike, haven't been on strike, or are threatening to strike.

Now, there aren't any supplemental benefits or incentive arrangements for the corporation's employees.

In the future, the supplemental benefits or incentive arrangements for the corporation's employees will be made by the Board of directors of the Corporation.

(g). The Corporation doesn't have lands and buildings, such as plants, mines, oil, and gas.

The Corporation didn't purchase any real estate, equipments and patents. The Corporation didn't lease any real estate. The Corporation won't intents to acquire any real estate in the immediate future.

China Democracy Party Foundation (CDPF) will agree that the Corporation will free to use office, office equipments and office supplement within three years since Aug.15, 2014. **In the future, the Corporation will be volunteer donation to CDPF in return.**

(h). The Corporation's operations don't depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information.

(i). The Corporation's business, products, or properties aren't subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies.

(j). The Corporation don't have any subsidiaries, so there aren't any Financial Statements of subsidiaries to be included in the Financial Statements.

(k). The Corporation didn't have any material mergers or acquisitions during the past five years, or for whatever lesser period the Corporation has been in existence. The

Corporation don't have recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering. Lansdale Inc will acquired 90% shares of the Corporation in anticipation of this offering.

(l). In foreign exchange market, investors are trading foreign exchange according the exchange rate. The prices change maybe one penny, even the prices change is smaller. Because the prices change is very smaller, investors have to wait long time, and invest too much funds for making a profit. After using leverage to trade, investors can use the fewer funds, and use the less time to make a profit. It is necessary to use leverage for trading foreign exchange. The Corporation can use leverage to increase its potential for making a profit.

If the investing direction of the investors' currency pairs will be opposite with the market direction of their currency pairs, investors will have more losing opportunities if they use a higher leverage rate. The Corporation will use low leverage rate when we are or will be trading foreign exchange.

(m). The Corporation will be offering the Class A common shares in OTC Link ATS, and/or other quotation medium, and/or be selling to groups and individuals.

In the future, we will file a requirement in US Securities & Exchange Commissions to become a reporter company, and then the Corporation will list in the OTC Bulletin Board of NASDAQ.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Plan of Operation and Milestones

Event or Milestone	Expected manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
(1). Stock's price will rise up to $0.01/share	Lansdale Inc will grant fund or loan without interest, and the Corporation's income will be reinvested **to achieve**	about 24 Months

increasing the share's price.

(2). Stock's price will rise up to $1/share	Lansdale Inc will grant fund or loan without interest, and the Corporation's income will be reinvested **to achieve increasing the share's price.**	about 48 Months
(3). Stock's price will rise up to $5/share	Lansdale Inc will grant fund or loan without interest, and the Corporation's income will be reinvested **to achieve increasing the share's price.**	about 72 Months
(4). Stock's price will rise up to $10/share	Lansdale Inc will grant fund or loan without interest, and the Corporation's income will be reinvested **to achieve increasing the share's price.**	about 96 Months
(5). Stock's price will rise up to $20 /share	Lansdale Inc will grant fund or loan without interest, and the Corporation's income will be reinvested **to achieve increasing the share's price.**	about 120 Months

(b) State the probable consequences to the Corporation of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Corporation's liquidity in view of the Corporation's then anticipated level of operating costs.

If the Corporation of delays in achieving each of the events or milestones within the above time schedule, the stock's price won't rise up, but the stock's price will be go down.

The Corporation will try to decrease any operating costs, and the Corporation can be normal to run its business when the Corporation has less cash and properties, so if the Corporation of delays in achieving each of the events or milestones within the above time schedule, there aren't particularly the effect of any delays upon the Corporation's liquidity in view of the Corporation's then anticipated level of

operating costs.

OFFERING PRICE FACTORS

The securities offered are class A common stock, the following factors may be relevant to the price at which the securities are being offered.

5. The Corporation started to run its business since October 6, 2014, and started to test trading foreign exchange since November 17, 2014, **its last fiscal years was short term.**

Total net, after-tax earnings for the last fiscal year was ($865), per share was ($4.33).

6. As of December 31, 2014, the Corporation's profit (lose) was ($865), the Corporation couldn't show offering price as a multiple of earnings, didn't adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price.

7. (a). Net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

The net tangible book value (If deficit, show in parenthesis) of the Corporation is $34,526 (about **$172.6** per share)

The net tangible book value per share isn't substantially less than this offering price per share.

(b).Any securities were issued during the last 12 months:

On September 20, 2014, the Corporation issued 200 shares with no par value to Lansdale Inc. The price per share was $180. The sold for cash.

At the time of the sale, Lansdale Inc was an affiliate of the Corporation.

8. (a). The percentage of the outstanding shares of the corporation will the investors in this offering:

If the maximum is sold: 100%
If the minimum is sold: 95%

(b). The post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page:

If the maximum is sold: $198,526
If the minimum is sold: $34,526

USE OF PROCEEDS

9. (a). The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount %	If Maximum Sold Amount %
Total Proceeds	$36,000 100%	$200,000 100%
Less: Offering Expenses		
Commission & Finders Fees	$0	$0
Legal & Accounting	$0	$0
Copying & Advertising	$0	$0
NYS Registering	**$794**	**$794**
Net Proceeds from Offering	**$35,206**	**$199,206**
Net Proceeds		
Working Capital	**$19,041**	**$183,041**
A Stock Subscription receivable	$16,165	$16,165
Total Use of Net Proceeds	**$35,206** 100%	**$199,206** 100%

(b).If there is no minimum amount of proceeds that must be raised before the Corporation may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Footnotes:

Working Capital including:

(1). Investing in trading the spot foreign exchange;
(2). Investing in trading the spot gold;
(2). Investing in trading the spot silver.

The order of priority in which the proceeds will be used:

(1). NYS Registering Fee;
(2). Office supplements;
(3). Legal & Accounting;
(4). Working Capital;
(5). Copying & Advertising.

10. (a). There aren't material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering.

(b). There isn't any material part of the proceeds is to be used to discharge indebtedness.

(c). There isn't any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business.

(d). There isn't any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise.

11. The corporation isn't having or anticipates having within the next 12 months any cash flow or liquidity problems and not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Corporation to make payments.

There isn't a significant amount of the Corporation's trade payables have not been paid within the stated trade term.

The Corporation isn't subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof.

12. The proceeds from this offering will satisfy the Corporation's cash requirements for the next 12 months, and it won't be necessary to raise additional funds.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

Amount Outstanding

	As Adjusted 12/31/2014	Minimum	Maximum
Debt:			
Short-term debt(average interest rate %)	$ 0	$ 0	$ 0
Long-term debt(average interest rate %)	$ 0	$ 0	$ 0
Total debt	$ 0	$ 0	$ 0
Stockholders equity (deficit) :			
Preferred stock-par or stated value	$ 0	$ 0	$ 0
Common stock-par or stated value	$ 36,000	$ 36,000	**$ 200,000**
Additional paid in capital	$ 36,000	$ 36,000	**$ 200,000**
Retained earnings (deficit)	($ 865)	($ 865)	($ 865)
Corporation's Register	$609	**$794**	**$794**
Total stockholders equity (deficit)	$ 18,361	**$ 18,176**	**$ 182,176**
A stock subscription receivable	$16,165	$16,165	$16,165
Total capitalization	$ 34,526	$ 34,526	**$ 198,526**

Number of preferred shares authorized to be outstanding:

Number of Class of Preferred	Par Value Shares	Authorized Per Share
0 shares	N/A	N/A

Number of Class A common shares authorized: 380,000,000 shares. Par or stated value per share: **the price per security which will be sold to some special groups or individuals will be $0.0001; the price per security, which will be offering in OTC Link ATS, and/or other quotation medium, and/or be selling to groups and individuals, will be variation.**

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 0 shares.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: None
[ ] Other: None

15. These securities have:

Yes No
[X] [ ] Cumulative voting rights
[ ] [X] Other special voting rights
[ ] [X] Preemptive rights to purchase in new issues of shares
[ ] [X] Other special rights or preferences (specify) :

Explain: Not applicable!

16. Are the securities convertible?

[ ] Yes [X] No

17. The securities aren't notes or other types of debt securities.

18. The securities aren't Preference or Preferred stock.

19. The securities are capital stock, so the Corporation can't pay dividends, if the Corporation would not be able to pay its debts as they become due in the usual course of business, or if the Corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed.

20. Current amount of assets available for payment of dividends if deficit must be first made up: $18,361 (deficit: $0)

PLAN OF DISTRIBUTION

21. There aren't any selling agents in this offering.

22. There aren't any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. The corporation won't indemnify the selling agents or finders against liabilities under the securities laws.

23. There aren't any selling agents or finders, so there aren't any material relationships between any of the selling agents or finders and the Corporation or its management.

24. If this offering is not being made through selling agents, the names of persons at the corporation through which this offering is being made: Wanjun Xie

Name: Wanjun Xie
Business address: **61-12 228th Street, 1st Fl, Bayside, NY11364**
Tel: 646-508-6285

25. 90% of the securities in this offering are limited to sell to Lansdale Inc and Mr. Jie Du.

10% of the securities in this offering will be offering in OTC Link ATS, and/or other quotation medium, and/or be selling to groups and individuals.

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [X] No

26. The Corporation don't need any independent bank or savings and loan association or other similar depository institution acting as escrow agent.

27. The nature of any resale restrictions on presently outstanding shares: There aren't any resale restrictions on presently outstanding shares, so it isn't applicable.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. The Corporation didn't have within the last five years paid dividends, made distributions upon its stock or redeemed any securities.

The Corporation doesn't have a dividend history. We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings for use in the operation of our business and do not intend to declare or pay any cash dividends in the foreseeable future. Any further determination to pay dividends on our capital stock will be made by our board of directors.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer:

Title: President
Name: Wanjun Xie
Age: 48
Office Street Address: **61-12 228th Street, 1st Fl, Bayside, NY11364**
Telephone No.: (646) 508-6285

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Name of employers: China Democracy Party Foundation
Title: president
Start date of position held: May, 2001
Job responsibilities: charge all affairs.

Education:

Degrees: bachelor
Schools: Beijing Agriculture Engineer University (in China)
Date: 09/1987-06/1991

Also a Director of the Company [X]Yes [ ] No

30. Chief Operating Officer:

Title: President
Name: Wanjun Xie
Age: 48
Office Street Address: **61-12 228th Street, 1st Fl, Bayside, NY11364**
Telephone No.: (646) 508-6285

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Name of employers: China Democracy Party Foundation
Title: president
Start date of position held: May, 2001
Job responsibilities: charge all affairs.

Education:

Degrees: bachelor
Schools: Beijing Agriculture Engineer University (in China)
Date: 09/1987-06/1991

Also a Director of the Company [X]Yes [ ] No

31. Chief Financial Officer:

Wanjun Xie will charge the CFO duty. An independent Accountant Service Agency will assist part of the Corporation's financial management affairs and all reporting Taxes affairs.

Title: President
Name: Wanjun Xie
Age: 48
Office Street Address: **61-12 228th Street, 1st Fl, Bayside, NY11364**
Telephone No.: (646) 508-6285

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Name of employers: China Democracy Party Foundation
Title: president
Start date of position held: May, 2001
Job responsibilities: charge all affairs.

Education:

Degrees: bachelor
Schools: Beijing Agriculture Engineer University (in China)
Date: 09/1987-06/1991

Also a Director of the Company [X]Yes [ ] No

32. Other Key Personnel:

None

Notes: Now,Wanjun Xie and Liuyan Li continue to charge all affairs of China Democracy Party Foundation, but they are volunteers to work for China Democracy Party Foundation. Now, Wanjun Xie is self-employed,Liuyan Li is self-employed.

Principal Business of China Democracy Party Foundation (CDPF)

CDPF is a not-for-profit organization in U.S.A. CDPF is trying to work for democracy, freedom, fairness and justice in China. CDPF is trying to bring the value view and the politic system of U.S.A . to China. CDPF is trying to build a multi-party political system in China in the future.

DIRECTORS OF THE COMPANY

33. Number of Directors: 2 persons

34. Information concerning outside or other Directors (i.e. those not described above):

Name: Liuyan Li

Age: 49
Title: director
Office Street Address: **61-12 228th Street, 1st Fl, Bayside, NY11364**
Telephone No.: (718) 813-3322

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Name of employers: China Democracy Party Foundation
Title: secretary
Start date of position held: Jun., 2006
Job responsibilities: charge all administration affairs.

Education:

Degrees: bachelor
Schools: Guangxi Normal University (in China)
Date: 09/1987-06/1991

35. (a). The Corporation don't have any of the Officers or Directors ever worked for or managed a corporation (including a separate subsidiary or division of a larger enterprise) in the same business as the Corporation.

(b). The Corporation don't have any of the Officers, Directors or other key personnel have ever worked for or managed a corporation in the same business or industry as the Corporation or in a related business or industry.

(c). The Corporation has conducted operations, but it is otherwise in the development stage. Mr Wanjun Xie has ever managed another corporation in the start-up or development stage. That corporation's name is American Quickclean Inc, Mr Wanjun started to build it In Feb., 2008, and has been managing the corporation from Feb., 2008 to now.

(d). There aren't any of the Corporation's key personnel are not employees but are consultants or other independent contractors.

(e). The Corporation don't have key man life insurance policies on any of its Officers, Directors or key personnel.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Not applicable!

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Shareholder Name	Class of Shares	Average Price Per Share	No. of Shares Now Holding	% of Total	No. of Share After Offering if All Securities Sold	% of Total
Liuyan Li *	Common Shares	$0.0001	120	60%	204,000,000	54%
Wanjun Xie *	Common Shares	$0.0001	80	40%	136,000,000	36%
Lansdale Inc	Common Shares	$0.0001	200	100%	340,000,000	90%

*Liuyan Li & Wanjun Xie own indirectly the Class A common shares of Lemont Inc by Lansdale Inc.

Name: Lansdale Inc
Business address: 135-50 Roosevelt Ave., **203**, Flushing, NY11354

Name: Wanjun Xie
Business address: **61-12 228th Street, 1st Fl, Bayside, NY11364**
Residential address: 61-12 228th Street, 1st Fl, Bayside, NY11364

Name: Liuyan Li
Business address: **61-12 228th Street, 1st Fl, Bayside, NY11364**
Residential address: 61-12 228th Street, 1st Fl, Bayside, NY11364

The Corporation only issue the Class A common stock, the Corporation didn't issue any preferred stock or any other convertible securities.

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 0 shares (0 % of total outstanding)

After offering:
a) Assuming minimum securities sold: 360,000,000 shares (95 % of total outstanding)
b)Assuming maximum securities sold: 380,000,000 shares (90 % of total outstanding)
(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) There aren't any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage.

(b) The Corporation don't and won't have made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years

(c) Any of the Company's Officers, Directors, key personnel or 10% stockholders don't have guaranteed or co-signed any of the Corporation' s bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering.

40. (a)The Corporation started to operation since October 6, 2014, **so its last fiscal year**

was a short term, and there aren't any remuneration by the Corporation to Officers, Directors and key personnel for the last fiscal year.

(b) There aren't any remuneration is expected to change or has been unpaid in prior years.

(c) There aren't any employment agreements exist or are contemplated.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: **340,000,000 shares** (100 % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). The Corporation issue only Class A common shares, the Corporation didn't issue any stock options, warrants or rights, so there aren't the expiration dates, exercise prices and other basic terms for these securities:

(b) 20,000,000 shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants.

(c) Now, there aren't plans to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

None.

LITIGATION

43. The Corporation didn't have any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Corporation's business, financial condition, or operations, including any litigation or action involving the Corporation's officers, directors or other key personnel.

FEDERAL TAX ASPECTS

44. The Corporation isn't an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering.

MISCELLANEOUS FACTORS

45. There aren't any other material factors, either adverse or favorable, that will or could affect the Corporation or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

Lemont Inc
Condensed Balance Sheets
(Unaudited)

	December 31, 2014
Assets	
Current assets	
Cash and cash equivalents	$18,361
Marketable securities	$0
Accounts receivable, net	$0
Prepaid expenses and other current assets	$0
Total current assets	$18,361
Property and equipment, net	$0
Intangible assets, net	$0
Goodwill	$0
Other assets	$0
Total assets	$18,361
Liabilities and stockholders' equity	
Current liabilities:	$0
Accounts payable	$0
Accrued expenses and other current liabilities	$0
Deferred revenue and deposits	$0
Current portion of capital lease obligations	$0
Total current liabilities	$0
Capital lease obligations, less current portion	$0
Other liabilities	$0
Total liabilities	$0
Stockholders' equity	

Common stock, 200 shares with no par value issued as of September 20, 2014.	**200**
Additional paid-in capital	$36,000
Accumulated other comprehensive (loss) income	$0
Retained earnings	($865)
A stock subscription receivable from Lansdale Inc	$(16,165)
Total liabilities and stockholders' equity	$18,361

See Accompanying Notes to Condensed Consolidated Financial Statements.

Lemont Inc

Condensed Statement of Income

(Unaudited)

	Ended December 31, 2014 (From October 6, 2014 to December 31, 2014)
Revenue	$(38)
Costs and expenses:	
Cost of revenue	$47
Research and development	$0
Marketing and sales	$0
General and administrative	$0
Corporation register's expenditure	$609
Office Expenditure	$171
Total costs and expenses	$827
Income from operations	($38)
Interest and other income/(expense), net	$0
Income before provision for income taxes	($865)
Provision for income taxes	$0
Net income	($865)
Less: Net income attributable to participating securities	$0
Net income attributable to Class A common stockholders	($865)
Earnings per share attributable to Class A common stockholders:	
Basic	**($4.33)**
Diluted	**($4.33)**
Weighted average shares used to compute earnings per share attributable to Class A common stockholders:	
Basic	**($4.33)**
Diluted	**($4.33)**
Share-based compensation expense included in costs and expenses:	
Cost of revenue	$0

Research and development	$0
Marketing and sales	$0
General and administrative	$0
Total share-based compensation expense	$0

See Accompanying Notes to Condensed Consolidated Financial Statements.

Lemont Inc
Statements of Stockholders' Equity
(Unaudited)

	Class A Common Stock (Shares)	Class A Common Stock (Par Value)	Additional Paid-In Capital	Retained Earnings	Accumulated Other Compre_ hensive Income (Loss)	Stock Sub_ scription Receivable	Total Stock_ holders' Equity
Issuance of common stock, net of issuance costs	-	-	-	-	-	-	-
Issuance of common stock for cash upon exercise of stock options	-	-	-	-	-	-	-
Issuance of common stock to nonemployees for past services	-	-	-	-	-	-	-
Exercise of preferred stock warrants	-	-	-	-	-	-	-
Conversion of Series B & C							

preferred stock to common stock	-	-	-	-	-	-	-
Share-based compensation, relatedto employee share-based awards	-	-	-	-	-	-	-
Tax benefit from share-based award activity	-	-	-	-	-	-	-
Net income	-	-	-	-	-	-	-
Balances at December 31, 2014	**200**	$0	$36,000	($865)	-	$16,165	$18,361

See Accompanying Notes to Condensed Consolidated Financial Statements.

Lemont Inc
Condensed Statements of Cash Flows
(Unaudited)

	Ended December 31, 2014 (From October 6, 2014 to December 31, 2014)
Cash flows from operating activities	
Net income	($865)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	$0
Lease abandonment	$0
Share-based compensation	$0
Deferred income taxes	$0
Tax benefit from share-based award activity	$0
Excess tax benefit from share-based award activity	$0
Other	$0
Changes in assets and liabilities:	

Accounts receivable	$0
Prepaid expenses and other current assets	$0
Other assets	
Accounts payable	$0
Accrued expenses and other current liabilities	$0
Deferred revenue and deposits	$0
Other liabilities	$0
Net cash provided by operating activities	($865)
Cash flows from investing activities	
Purchases of property and equipment	$0
Acquisitions of businesses, net of cash acquired, and purchases of intangible assets	$0
Change in restricted cash and deposits	$0
Other investing activities, net	$0
Net cash provided by (used in) investing activities	$0
Cash flows from financing activities	
Cash received from sale the common shares	**$18,361**
Taxes paid related to net share settlement of equity awards	$0
Proceeds from exercise of stock options	$0
Repayment of long-term debt	$0
Principal payments on capital lease obligations	$0
Excess tax benefit from share-based award activity	$0
Net cash provided by (used in) financing activities	**$18,361**
Effect of exchange rate changes on cash and cash equivalents	-
Net increase in cash and cash equivalents	$18,361
Cash and cash equivalents at beginning of period	$0
Cash and cash equivalents at end of period	$18,361
Supplemental cash flow data	
Cash paid during the period for:	
Interest	$0
Income taxes	$0
Cash received during the period for:	
Cash received from sales of our common shares	$18,361
Income taxes	$0
Non-cash investing and financing activities:	
Net change in accounts payable and accrued expenses and other current liabilities related to property and equipment additions	$0
Property and equipment acquired under capital leases	$0

See Accompanying Notes to Condensed Consolidated Financial Statements.

Lemont Inc
Notes to Condensed Financial Statement
(Unaudited)

Note 1.Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles in the United States (GAAP) and applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. Certain information and note disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations.

This is the first condensed financial statements of the Corporation.

The Corporation started to operation its business since October 6, 2014, and the Corporation started to test trading foreign exchange since November 17, 2014.

The condensed financial statements include the accounts of Lemont Inc. All intercompany balances and transactions have been eliminated.

The accompanying condensed financial statements reflect all normal recurring adjustments necessary to present fairly the financial position, results of operations, and cash flows for the periods.

Use of Estimates

Conformity with GAAP requires the use of estimates and judgments that affect the reported amounts in the condensed financial statements and accompanying notes.

These estimates form the basis for judgments we make about the carrying values of our assets and liabilities, which are not readily apparent from other sources.

We base our estimates and judgments on historical information and on various other assumptions that we believe are reasonable under the circumstances.

GAAP requires us to make estimates and judgments in several areas, including, but not limited to, those related to revenue recognition, collectability of accounts receivable, contingent liabilities, fair value of financial instruments, fair value of acquired intangible assets and goodwill, useful lives of intangible assets and property and equipment, and income taxes.

These estimates are based on management's knowledge about current events and expectations about actions we may undertake in the future. Actual results could differ materially from those estimates.

Note 2. Acquisitions

The Corporation didn't have any acquisitions.

Note 3.Earnings per Share

Basic EPS is computed by dividing net income attributable to common stockholders by the weighted-average number of shares of our Class A common stock outstanding, adjusted for outstanding shares that are subject to repurchase.

For the calculation of diluted EPS, net income attributable to common stockholders for basic EPS is adjusted by the effect of dilutive securities, including awards under our equity compensation plans.

Diluted EPS attributable to common stockholders is computed by dividing the resulting net income attributable to common stockholders by the weighted-average number of fully diluted common shares outstanding. Basic and dilutive securities in our basic and diluted EPS calculation for from the October 6, 2014 to December 31, 2014.

Basic and diluted EPS are the same for each class of common stock because they are entitled to the same liquidation and dividend rights.

The numerators and denominators of the basic and diluted EPS computations for our Class A common stock were calculated as follows:

	Ended December 31, 2014
Basic EPS:	
Numerator	
Net income	($865)
Less: Net income attributable to participating securities	$0
Net income attributable to common stockholders	($865)

Denominator	
Weighted average shares outstanding	**200**
Less: Shares subject to repurchase	0
Number of shares used for basic EPS computation	**200**
Basic EPS	**($4.33)**
Diluted EPS:	
Numerator	
Net income attributable to common stockholders	($865)
Reallocation net income attributable to participating securities	$0
Net income attributable to common stockholders for diluted EPS	($865)
Denominator	
Number of shares used for basic EPS computation	**200**
Weighted average effect of dilutive securities:	
Number of shares used for diluted EPS computation	**200**
Diluted EPS	**($4.33)**

Note 4. Cash, Cash Equivalents and Marketable Securities

The following table sets forth the cash and cash equivalents:

	December 31, 2014
Cash and cash equivalents:	
Cash	$18,361
Cash equivalents	$0
Total cash and cash equivalents	$18,361

The Corporation didn't have any marketable securities.

Note 5.Property and Equipment

Property and equipment consisted of the following:

	December 31, 2014
Land	$0
Buildings	$0
Leasehold improvements	$0
Network equipment	$0
Computer software, office equipment and other	$0
Construction in progress	$0
Total	$0
Less: Accumulated depreciation	$0

Property and equipment, net $0

Note 6. Goodwill and Intangible Assets

The Corporation didn't have any Goodwill and Intangible Assets.

Note 7. Long-term Debt

The Corporation didn't have any Long-term Debt.

Note 8. Commitments and Contingencies

The Corporation didn't have any commitments and contingencies.

Note 9.Stockholders' Equity

As of December 20, 2014, the Corporation issued 200 common shares with no par value to Lansdale Inc; the price is $180, the sold for cash.

As of December 31, 2014, the Corporation didn't issue any other type stocks, options and warrants. The Corporation didn't have any share-based compensation, related to employee share-based awards, Tax benefit from share-based award activity.

Share-based Compensation Plans

The Corporation didn't have any share-based compensation plans, so it wasn't applicable!

Note 10. Income Taxes

Our tax provision for interim periods is determined using an estimate of our annual effective tax rate, adjusted for discrete items arising in that quarter. In each quarter we update our estimate of the annual effective tax rate, and if our estimated annual tax rate changes, we make a cumulative adjustment in that quarter. Our quarterly tax provision, and our quarterly estimate of our annual effective tax rate, are subject to significant volatility due to several factors, including our ability to accurately predict our income (loss) before provision for income taxes in multiple jurisdictions, including the portions of our share-based compensation that will not generate tax benefits, and the effects of acquisitions and the integration of those acquisitions. In addition, our effective tax rate can be more or less volatile based on the amount of income before provision for income taxes.

We are subject to taxation in the United States and various other state jurisdictions. We are under examination by the Internal Revenue Service (IRS). We remain subject to possible examinations or are undergoing audits in various other jurisdictions that are not anticipated to be material to our financial statements.

Although the timing of the resolution, settlement, and closure of any audit is highly uncertain, it is reasonably possible that the balance of gross unrecognized tax benefits could significantly change in the next 12 months. However, given the number of years remaining that are subject to examination, we are unable to estimate the full range of possible adjustments to the balance of gross unrecognized tax benefits.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Corporation's financial statements show losses from operations, explain the causes underlying these losses and what steps the Corporation has taken or is taking to address these causes.

The Corporation started to test the trading foreign exchange by MT4 Trading Platform since November 17, 2014. Because we didn't know well to use the MT4 Trading platform, we have the small loses from operation.

We will good to use the MT4 Trading Platform in the future, and then we won't have loses for these causes.

48. There aren't any trends in the Corporation's historical operating results.

49. The Corporation don't sells a product or products.

50. Foreign sales as a percent of total sales for last fiscal year: 0% . Domestic government sales as a percent of total domestic sales for last fiscal year: 0%

PART III EXHIBITS

1.1* **Subscription Letter of Lansdale Inc (Amendment)**
3.1.1** Certificate of Incorporation
3.1.2** Amendment of Certificate of Incorporation
3.1.3 **Amendment of Certificate of Incorporation**
3.2** Articles of Bylaw

4.1** Form of Registrant's Class A Common Stock Certificate (Amendment)
4.2** Defining right of Class A Common Stock holders
4.3** Restrictive clause to Special Shareholders (Amendment)
4.4** Promise Letter of Lansdale Inc
11.1* Legal Opinion (Additional)
32.1** Notice of Claim Exemption to National Futures Association (1)
32.1** Notice of Claim Exemption to National Futures Association (2)

* To be filed by amendment.
** Previously filed.

SIGNATURES

The issuer has duly caused this offering statement amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on **April 20, 2015**.

Issuer: Lemont Inc



Signature: ____________
Date: 04/20/2015
Wanjun Xie
President
(Chief Executive Officer)



Signature: ____________
Date: 04/20/2015
Wanjun Xie
President
(Principal Financial Officer)



Signature: ____________
Date: 04/20/2015
Wanjun Xie
President
(Principal Accounting Officer)

Majority of the Board of Directors



Signature: ____________
Date: 4-20-2015

Liuyan Li
President
(Director of Board)



Signature: ______________
Date: 04/20/2015

Wanjun Xie
President
(Director of Board)

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

The Corporation don't have any selling security holders, so it isn't applicable!

LANSDALE INC

135-50 Roosevelt Ave., 308, Flushing, NY11354

****

Subscription Letter

320,000,000 Class A common shares of Lemont Inc will be sold to Lansdale Inc. 20,000,000 Class A common shares of Lemont Inc will be sold to Mr. Jie Du. Per share price is $0.0001.

Lansdale Inc will pay the purchasing. The most amount of the purchasing will be paid by all properties which Lansdale Inc own in the Corporation, all lack amount of the purchasing will pay cash by Lansdale Inc.

After this offering, Lansdale Inc will return 200 common shares with no par value to Lemont Inc, and then Lansdale Inc won't own the 200 common shares with no par value of Lemont Inc.

These securities will be effective after the registered statement of Lemont Inc in U.S. Securities & Exchange Commissions will be effective.

Signature: 

Date: 04/12/2015

Wanjun Xie
President of
Lansdale Inc

STATE OF NEW YORK

DEPARTMENT OF STATE

I hereby certify that the annexed copy has been compared with the original document in the custody of the Secretary of State and that the same is a true copy of said original.


STATE OF NEW YORK
DEPARTMENT OF STATE
EXCELSIOR

WITNESS my hand and official seal of the Department of State, at the City of Albany, on April 6, 2015.

Anthony Giardina

Anthony Giardina
Executive Deputy Secretary of State

Rev. 06/13

3.1.3 -1

New York State Department of State
Division of Corporations, State Records and Uniform Commercial Code
One Commerce Plaza, 99 Washington Avenue
Albany, NY 12231
www.dos.ny.gov

CERTIFICATE OF CHANGE
OF

Lemont Inc
(Insert Name of Domestic Corporation)

Under Section 805-A of the Business Corporation Law

FIRST: The name of the corporation is:
Lemont Inc

If the name of the corporation has been changed, the name under which it was formed is:

SECOND: The certificate of incorporation was filed by the Department of State on:
08/15/2014

THIRD: The change(s) effected hereby are: *(Check appropriate statement(s))*

☐ The county location, within this state, in which the office of the corporation is located, is changed to: ________

☒ The address to which the Secretary of State shall forward copies of process accepted on behalf of the corporation is changed to read in its entirety as follows:
61-12 228th Street, 1st Fl
Bayside,NY11364

☐ The corporation hereby: *(Check one)*

☐ Designates ________
as its registered agent upon whom process against the corporation may be served.
The street address of the registered agent is:

☐ Changes the designation of its registered agent to:

The street address of the registered agent is:

3.1.3 -2

459

☐ Changes the address of its registered agent to:

☐ Revokes the authority of its registered agent.

FOURTH: The change was authorized by the board of directors.

(Signature)

Wanjun Xie
(Name of Signer)

President
(Title of Signer)

FILED
2015 APR -3 PM 1:40

CERTIFICATE OF CHANGE
OF

Lemont Inc
(Insert Name of Domestic Corporation)

Under Section 805-A of the Business Corporation Law

Filer's Name Wanjun Xie

Address 61-12 228th Street, 1st Fl

City, State and Zip Code Bayside, NY11364

NOTE: This form was prepared by the New York State Department of State. You are not required to use this form. You may draft your own form or use forms available at legal stationery stores. The Department of State recommends that all documents be prepared under the guidance of an attorney. The certificate must be submitted with a $30 filing fee.

For Office Use Only

ICC

STATE OF NEW YORK
DEPARTMENT OF STATE
FILED APR -3 2015
TAX $
BY:

489

RECEIVED
2015 APR -3 AM 9:04

3.1.3-3

LAW OFFICE OF GANG ZHOU, ESQ.
Attorney and Counselor at Law
277 Broadway, Suite 1005, New York, NY 10007
New York & New Jersey Tel. (212) 406-0108
U.S. Courts of Appeals (1st, 2nd, 3rd, 4th, 5th, 6th, 7th, 8th, 9th, and 11th Circuits)

April 20, 2015

United States Securities & Exchange Commission
Attn: Erin E. Martin, Senior Counsel
Division of Corporate Finance
Washington, D.C. 20549

Re: **Legal Opinion**
(1) As Exhibit 11 to Item 2
Part III, Form 1-A, and
(2) on Legality of the securities
to be offered by the registrant
Registrant: Lemont Inc.
Offering Statement on Form 1-A
Filed on: 02/18/2015
File No.: **024-10437**

To Whom It May Concern:

I, the undersigned, who am an attorney and counselor at law in good standing duly registered in the States of New York and New Jersey, have been requested as outside counsel by Mr. Wangjun Xie, President of Lemont Inc. ("Lemont, Inc.", "company", "issuer", or "registrant"), to prepare a legal opinion, and have undertaken to do so pro bono to the best of my information and professional judgment, in order to satisfy the specific requirement by the United States Securities & Exchange Commission ("Commission") for such a legal opinion (1) "as required under Item 2 of Part III of Form 1-A" which has been filed by the company as its offering statement ("Offering Statement" or "statement") to state for the purpose of said statement whether or not Rule 262 is applicable to any of the significant parties as identified under Item 1, Part III of Form 1-A, as already filed by the issuer with the Commission; and (2) as required by Item 2(11) of Part III of Form 1-A, as to the "legality of the securities to be offered" by the registrant.

I further affirm to the Commission under penalties of perjury that I have never been, and I am not currently, subject to any of the disqualification provisions for reasons or circumstances as identified under Rule 262(a), (b), and (c).

I further affirm to this Commission under penalties of perjury that I am not an interested party in the course of preparing this legal opinion, in that I have never owned, nor do I presently own any shares in the issuer's equity, or any of its shares of any class or any such shares of its affiliate's equity or any of the affiliate's shares of any class; and that I have never served in any capacity for any purpose of the issuer's operations including its pending Offering Statement before the Commission, other than in my present capacity as pro bona counsel for the purpose of preparing the within legal opinion.

1. Legal Opinion As Required by Item 2 of Part III of Form 1-A As to the Applicability of Rule 262 to Any Significant Parties Identified Under Item 1 of Part III of Form 1-A

I hereby affirm to the Commission that my within legal opinion in this capacity is based on factual representations affirmed to me as complete, accurate and truthful, by means of oral, telephonic or e-mail communication as provided to me by the following individuals in their designated capacities:

1) **Wanjun Xie** as (a) the issuer's co-director and officer; (b) beneficiary owner as shareholder of 36% of Lansdale Inc. ("affiliate") which has been identified in the offering statement as "a record owner of 90% of any class of the issuer's equity securities" and thus the issuer's affiliate; and (c) promoter of the issuer;

2) **Liuyan Li** as (a) the issuer's co-director; and (b) beneficiary order who "owns indirectly 54% shares of the issuer's equity securities" through the affiliate; and

3) **Jie Du** as record and beneficiary owner who owns directly 5% of the issuers' equity shares.

I further affirm to the Commission that on basis of the information as provided to me as preparer of this legal opinion by the foregoing individuals who have affirmed to me the accuracy and truthfulness of any and all such information under penalties of perjury, the following is a truthful, complete and accurate statement with respect to the applicability of Rule 262 to any and all significant parties identified under Item 1, Part III of Form 1-A as filed by the issuer with the Commission:

1) None of the circumstances or situations as identified under Rule 262(a)(1), (2), (3), (4), or (5) is true of, or applicable to, the issuer, or any of its predecessors or any of its affiliated issuers, such that any of these entities is subject to any of the disqualification provisions under Rule 262.

2) None of the three aforementioned individuals, namely, Wanjun Xie, Liuyan Li, and Jie Du, **(a)** is known to have ever been convicted, within 10 years prior to the filing of the issuer's offering statement, of any crime or offense as identified under Rule 262(b)(1), in his or her present capacity as director, officer or general partner of the issuer, or beneficial owner of 10 percent or more of any class of its equity securities, or promoter of the

issuer presently connected with it in any capacity, any underwriter of the securities to be offered, or any partner, director or officer of any such underwriter; or **(b)** is ever known to be subject to any order, judgment or decree of any court of competent jurisdiction of such a nature as identified under Rule 262(b)(2); or **(c)** is ever known to be subject to any order as entered by the Commission of such a nature as identified under Rule 262(b)(3); or **(d)** is ever known to have been suspended or expelled from membership in, or suspended or barred from association with a member of, a national securities exchange registered under section 6 of the Exchange Act or a national securities association registered under section 15A of the Exchange Act for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade; or **(e)** is ever known to be subject to a United States Postal Service false representation order entered under 39 U.S.C. § 3005 within 5 years prior to the filing of the offering statement required by § 230.252, or is subject to a restraining order or preliminary injunction entered under 39 U.S.C. § 3007 with respect to conduct alleged to have violated 39 U.S.C. § 3005.

3) Rule 262(c) does not apply to the issuer or any of these individuals on basis of the issuer's representations under Item 1(i), (j), (k), (l), and (m), as part of Item 1, Part III of Form 1-A as filed by the issuer with the Commission.

I therefore affirm to the Commission that on basis of the foregoing I am of the following legal opinion, as required under Item 2, Part III of Form 1-A to be made part of said form as Exhibit 11, that neither the issuer, nor any of its affiliates, nor any of the three individuals as identified in response to Item 1, Part III of Form 1-A, namely, Wanjun Xie, Liuyan Li, and Jie Du, whether acting or serving as director, officer, general partner if any, record owner, beneficiary owner, promoter, counsel if any, of the issuer should be deemed disqualified under Rule 262 for the purpose of filing the issuer's Offering Statement with this Commission.

Should any of the foregoing information presently known to me to be true and accurate subsequently changes to any extent or for any reason, I will amend this legal opinion and forward it to the Commission in due time accordingly.

2. Legal Opinion As Required by Item 2(11) of Part III of Form 1-A As to the Legality of the Securities to Be Offered by the Registrant

I hereby affirm to the Commission that my within legal opinion in this capacity has been formed on basis of (1) my review and examination of the following documents provided to me by the registrant company and as affirmed to me by the registrant through its President Wanjun Xie to be an authentic, complete and accurate copy of each corresponding original document, and (2) instructions provided in pertinent part by Division of Corporate Finance, U.S. Securities and Exchange Commission, in its Legality and Tax Opinions in Registered Offerings – Staff Legal Bulletin No. 19, October 14, 2011 ("Bulletin"):

1) **Certificate of Incorporation** for Lemont, Inc. as filed with the Department of State of the State of New York on August 15, 2014 (certified copy);

2) **Online Filing Receipt** as issued to Lemont, Inc. by the New York State Department of State, Division of Corporation and State Records, on August 15, 2014, indicating that the "Exit Date" of Lemont, Inc. is "08/15/2014" (certified copy);

3) **Certificate of Amendment of the Certificate of Incorporation** for Lemont, Inc. as filed with the Department of State of the State of New York on October 10, 2014 (certified copy);

4) **Certificate of Change of Lemont Inc.** as filed with the Department of State of the State of New York on April 3, 2015 (certified copy);

5) **Resolution of the Board of Directors** signed by Wanjun Xie and Liuyan Li as Co-directors of the Board of Directors of Lemont Inc. on September 20, 2014 (copy);

6) **Form 99 – Notification Filing**, as filed for Lemont, Inc. with the State of New York Department of Law, Investor Protection Bureau / Real Estate Financing Bureau, and signed by Wanjun Xie as "Authorized Principle or Controlling Person" of Lemont, Inc. on April 13, 2015 (copy), along with **Confidential Attachment to Form 99** dated April 13, 2015 (copy);

7) **Issuer Statement – NY Form M-11** as filed for Lemont, Inc. with the State of New York, Department of Law, Investor Protection Bureau, and signed by Wanjun Xie as President of Lemont, Inc. and by Liuyan Li as Director of Lemont, Inc. on April 13, 2015 (copy);

8) **State Notice – Further State Notice - DOS-0125-H,** as filed for Lemont, Inc. with the State of New York Department of State by certified mail on April 15, 2015 (copy); and

9) **Articles of Bylaws of Lemont, Inc**. as approved on September 14, 2014 (copy).

2.A Whether Lemont Inc. May "Legally Issue" Securities

Pursuant to *Staff Legal Bulletin No. 19* ("Bulletin"), securities are "legally issued" when:

> (1) the registrant is validly existing under the laws of the jurisdiction in which it is incorporated, and the securities are duly authorized; (2) the actions required by applicable state corporation law to approve the issuance of the securities have been taken; and (3) the securities have been or will be issued in compliance with the requirements of that law, and the registrant's certificate or articles of incorporation and bylaws, and the resolutions approving the issuance of those securities.

See id., B(1)(a).

According to the registrant company's Certificate of Amendment of the Certificate of Incorporation and its Certificate of Change as filed with the State of New York Department of State respectively on October 10, 2014, and April 3, 2015, on behalf of Lemont, Inc., the registrant company has been incorporated in the State of New York as of August 15, 2014, and is currently located at 61-12 288th Street, 1st Floor, Bayside, NY 11364. Hence, the registrant is validly existing under the laws of the State of New York.

Further, in light of the terms of the "Third" paragraph of the registrant's aforementioned Certificate of Amendment of the Certificate of Incorporation, which in pertinent part amends "Paragraph Fourth" thereof to the following effect:

> The total number of shares which the corporation shall have authority to issue will be 380,000,000. All the shares will be common shares (Class A). The par value of each share will be $0.0001.

the conclusion necessarily follows that the registrant's securities as designated in said number of common shares with designated value have been duly authorized by the company's Certificate of Incorporation as amended as of October 10, 2014.

According to Broker-Dealer and Securities Registration Information Sheet released by Mr. Eric T. Schneiderman, Attorney General of the State of New York as revised in June of 2104 and accessed on April 14, 2015, at www.ag.ny.gov[1], in order for any issuer of securities to do so in the State of New York, such a prospective issuer must

[1] See id., at http://www.ag.ny.gov/investor-protection/broker-dealer-and-securities-registration information-sheet.

file (1) M-11 Issuer Statement, or Form 99, (2) State Notice and Further State Notice, and, where necessary, (3) Consent to Service of Process, or Form U-2 for non-resident issuer.

Upon review and examination of a copy of the first two aforementioned documents as filed by the registrant company with the New York Department of State, it appears that the registrant has taken all necessary actions required by applicable state corporation law in the State of New York for approval of the issuance of the securities to be offered by Lemont, Inc.

Further, upon examination of the registrant's Articles of Bylaws as approved on September 14, 2014, in pertinent part, namely, *Section 7. Quorum,* it appears that pursuant to said provision of the registrant's Articles of Bylaws:

> A majority of the authorized number of directors constitutes a quorum of the Board for the transaction of business, except to adjourn as hereafter provided. Every action or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board, unless a greater number be required by law or the Articles of Incorporation.

As of September 20, 2014, per a Resolution of the Board of Directors of Lemont, Inc. as adopted and co-signed on that date by Liuyan Li and Wanjun Xie as co-directors of the Board of Lemont, Inc., who are the only members of said Board, the registrant company "will issue 380,000,000 class A shares" in accordance with the registrant's Certificate of Amendment to Certificate of Incorporation as subsequently filed on October 10, 2014.

Hence, it appears that any securities in the form of 380,000,000 Class A shares to be offered by Lemont, Inc. will be issued in compliance with the state law, the company's Certificate of Incorporation as amended, its Articles of Bylaws as well as the company's September 20, 2014, resolution authorizing issuance of such securities.

In light of the foregoing, it is my legal opinion that any securities to be offered by Lemont, Inc. in the designated number and value will be legally issued.

2.B Whether Shares to Be Offered by the Registrant Will be "Fully Paid"

For the purpose of the Bulletin's requirement that the shares to be offered by the registrant will be "fully paid", it is assumed that the registrant company will receive the required consideration for any and all of its shares to be offered.

2.C Whether Any Shares to Be Offered by the Registrant Are "Non-Accessible"

As of September 20, 2014, per a Resolution of the Board of Directors of Lemont, Inc. as adopted and co-signed on that date by Liuyan Li and Wanjun Xie as co-directors of the Board of Lemont, Inc., who are the only members of said Board, it appears that per said decision of the Board of Directors for Lemont, Inc., "the security holder is not liable solely because of security holder status for additional assessment or calls on the security or its creditors".

It therefore appears to the undersigned that any and all of the shares to be offered by the registrant will meet the "non-accessible" requirement as defined by Staff Legal Bulletin No. 19 in pertinent part.

In light of the foregoing, I hereby affirm to the Commission that on basis of the information and documentary evidence which I have received from the registrant company, and further on basis of the assurance by the registrant company to me as to the truthfulness of said information and the authenticity of each of said documents, I am of the legal opinion, as required under Item 2(11) of Part III of Form 1-A, that the registrant company has met all three requirements for satisfying the legality of its securities to be offered to the public in the form of 380,000,000 Class A shares with the par value of $0,0001, as stated in the company's Certificate of Incorporation as amended.

Should any of the foregoing information presently known to me to be true and accurate subsequently change to any extent or for any reason, or the authenticity of any of the aforementioned documents become questionable, I will amend this legal opinion and forward it to the Commission in due time accordingly.

Respectfully,



GANG ZHOU, ESQ.
New York License No. 2878767